March 6, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Re:	Golden Minerals Company Request for Withdrawal of Registration Statement on Form S-3 File No. 333-280422

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Golden Minerals Company (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of the above-referenced Registration Statement on Form S-3, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was as originally filed with the Commission on June 21, 2024, and has not been declared effective by the Commission.  No shares of common stock of Company have been, or will be, issued or sold under the Registration Statement, and all activities in respect of the public offering contemplated thereby have been discontinued.  The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact me at (303) 839-5060.

Sincerely,

Golden Minerals Company

By:	/s/ Joseph G. Dwyer
Name: Joseph G. Dwyer
Title: Chief Financial Officer

Cc: Brian Boonstra, Davis Graham & Stubbs LLP